EXHIBIT 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE SIX MONTHS ENDED JUNE 30, 2018

The following discussion and analysis of the operations, results, and financial position of Avino Silver & Gold Mines Ltd. (the “Company” or “Avino”) should be read in conjunction with the Company’s condensed consolidated interim financial statements for the three months ended June 30, 2018, and the audited consolidated financial statements as at and for the year ended December 31, 2017, and the notes thereto.

This Management’s Discussion and Analysis (“MD&A”) is dated August 8, 2018, and discloses specified information up to that date. The condensed consolidated interim financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). Unless otherwise cited, references to dollar amounts are in US dollars. This MD&A contains “forward-looking statements” that are subject to risk factors including those set out in the “Cautionary Statement” at the end of this MD&A. All information contained in this MD&A is current and has been approved by the Company’s Board of Directors as of August 8, 2018, unless otherwise indicated. Throughout this report we refer to “Avino”, the “Company”, “we”, “us”, “our”, or “its”. All these terms are used in respect of Avino Silver & Gold Mines Ltd. We recommend that readers consult the “Cautionary Statement” on the last page of this report. Additional information relating to the Company is available on the Company’s website at www.avino.com and on SEDAR at www.sedar.com.

Business Description

Founded in 1968, the Company is engaged in the production and sale of silver, gold, and copper bulk concentrate, and the acquisition, exploration, and evaluation of mineral properties. The Company holds mineral claims and leases in Durango, Mexico, and in British Columbia and Yukon, Canada. Avino is a reporting issuer in all of the provinces of Canada, except for Quebec, and a foreign private issuer with the Securities and Exchange Commission in the United States. The Company’s shares trade on the Toronto Stock Exchange (“TSX”), under the symbol “ASM” (the Company graduated from the TSX Venture Exchange on January 8, 2018), on the NYSE American under the symbol “ASM”, and on the Berlin and Frankfurt Stock Exchanges under the symbol “GV6”.

MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE SIX MONTHS ENDED JUNE 30, 2018

Overall Performance and Highlights

HIGHLIGHTS (Expressed in US$)	Second Quarter 2018	Second Quarter 2017	Change
Operating
Tonnes Milled	184,726	137,493	34%
Silver Ounces Produced	323,014	386,002	-16%
Gold Ounces Produced	1,734	1,954	-11%
Copper Pounds Produced	1,480,830	1,113,161	33%
Silver Equivalent Ounces[1] Produced	738,853	698,174	6%
Concentrate Sales and Cash Costs
Silver Equivalent Ounces Sold[2]	646,555	542,002	19%
Cash Cost per Silver Equivalent Ounce[2,3]	$9.07	$8.90	2%
All-in Sustaining Cash Cost per Silver Equivalent Ounce[2,3]	$10.54	$10.42	1%
Average Realized Silver Price per Ounce	$16.54	$17.09	-3%
Average Realized Gold Price per Ounce	$1,265	$1,259	0%
Average Realized Copper Price per Tonne	$6,939	$5,643	23%
Financial (in 000’s)
Revenues	$9,176	$7,911	16%
Mine Operating Income	$2,406	$2,482	-3%
Net Income	$839	$1,152	-27%
Cash	$4,766	$5,914	-19%
Working Capital	$10,020	$17,687	-43%
Per Share Amounts
Earnings per Share ("EPS") – Basic	$0.02	$0.02	0%
Cash Flow per Share (YTD)[3] – Basic	$0.05	$0.06	-17%

1. In Q2 2018, AgEq was calculated using metals prices of $16.53 oz Ag, $1,306 oz Au and $3.12 lb Cu. In Q2 2017, AgEq was calculated using metals prices of $17.26 oz Ag, $1,257 oz Au and $2.57 lb Cu.

2. “Silver equivalent ounces sold” for the purposes of cash costs and all-in sustaining costs consists of the sum of silver ounces, gold ounces and copper tonnes sold multiplied by the ratio of the average spot gold and copper prices to the average spot silver price for the corresponding period.

3. The Company reports non-IFRS measures which include cash cost per silver equivalent ounce, all-in sustaining cash cost per ounce, and cash flow per share. These measures are widely used in the mining industry as a benchmark for performance, but do not have a standardized meaning and the calculation methods may differ from methods used by other companies with similar reported measures.

During the six months ended June 30, 2018, the Company produced 4,920 tonnes of bulk copper/silver/gold concentrate from its Avino Mine, 1,065 tonnes of bulk silver/gold concentrate from its San Gonzalo Mine, 454 tonnes of silver/gold/low grade zinc concentrate and 363 tonnes of bulk copper/silver/gold concentrate from Mill Circuit 4 and recognized revenues of $12.4 million on the sale of 4,671 tonnes of Avino Mine bulk copper/silver/gold concentrate and $4.7 million on the sale of 1,765 tonnes of San Gonzalo bulk silver/gold concentrate, $0.2 million on the sale of 454 tonnes of silver/gold/low grade zinc concentrate, $Nil on the sale of Nil tonnes of Circuit 4 bulk copper/silver/gold concentrate, net of penalties, treatment costs and refining charges, for a mine operating income of $4.3 million. Metal prices for revenues recognized during the six months ended June 30, 2018, averaged $16.63 per ounce of silver, $1,304 per ounce of gold, and $6,972 per tonne of copper.

Consolidated cash cost per silver equivalent AgEq ounce for the six months ended June 30, 2018, was $9.33, while consolidated all-in sustaining cash cost per AgEq ounce was $11.10.

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MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE SIX MONTHS ENDED JUNE 30, 2018

The Company’s cash balance at June 30, 2018, totaled $4.8 million compared to $3.4 million at December 31, 2017, and $5.9 million at June 30, 2017. Working capital totaled $10.0 million at June 30, 2018, compared to $16.4 million at December 31, 2017, and $17.7 million at June 30, 2017.

Flow Through Share Offering

During the quarter ended June 30, 2018, the Company closed a private placement of 3,000,000 flow-through common shares for gross proceeds of C$6 million. The Company will use the gross proceeds raised from the offering to incur qualifying Canadian exploration expenses and flow-through mining expenditures on its Bralorne Mine, located in British Columbia, which will be renounced to the purchasers of the flow-through shares.

Sales Agreement & Prepayment

During the quarter ended June 30, 2018, the Company signed a sales agreement with MK Metal Trading Mexico S.A. de C.V., a subsidiary of Ocean Partners, to sell San Gonzalo concentrate for a 12 month period. As per the agreement, the Company received a prepayment of $2 million, which will be repaid in equal monthly installments for a 12 month period ending March 2019. The prepayment was used to fund the remaining expenditures related to Mill Circuit 4 in Mexico.

Discussion of Operations

The Company’s production, exploration, and evaluation activities during the six months ended June 30, 2018, have been conducted on its Avino Property and its Bralorne Mine property.

The Company holds a 99.67% effective interest in Compañía Minera Mexicana de Avino, S.A. de C.V. (“Avino Mexico”), a Mexican corporation which owns the Avino Property. The Avino Property covers approximately 1,104 contiguous hectares, and is located approximately 80 km north-east of the city of Durango. The Avino Property is equipped with milling and processing facilities that presently process all output from the San Gonzalo and Avino Mines located on the property.

The Company also holds a 100% interest in the Bralorne Mine property through its ownership of Bralorne Gold Mines Ltd. The Bralorne Mine property consists of a comprehensive package of mineral claims, land parcels, and equipment and infrastructure assembled during historic mining operations in the Bridge River mining camp of southwest British Columbia.

Consolidated Second Quarter, 2018 Production Highlights

Comparative production results from the second quarter, 2018 and the second quarter, 2017 are presented below:

	Q2 2018	Q2 2017	% Change
Total Silver Produced (oz)	323,014	386,002	-16%
Total Gold Produced (oz)	1,734	1,954	-11%
Total Copper Produced (Lbs)	1,480,830	1,133,161	31%
Total Silver Eq. Produced (oz) calculated[1]	738,853	698,174	6%

1 In Q2 2018, AgEq was calculated using metals prices of $16.53 oz Ag, $1,306 oz Au and $3.12 lb Cu. In Q2 2017, AgEq was calculated using metals prices of $17.26 oz Ag, $1,257 oz Au and $2.57 lb Cu.

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MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE SIX MONTHS ENDED JUNE 30, 2018

Avino Mine Production Highlights

Comparative figures for the second quarter, 2018 and the second quarter, 2017 for the Avino Mine are as follows; production figures for the second quarter, 2018 include production from Mill Circuit 2 and Mill Circuit 3:

	Q2 2018	Q2 2017	Quarterly Change %	YTD 2018
Total Mill Feed (dry tonnes)	119,839	117,386	2%	240,470
Feed Grade Silver (g/t)	53	76	-30%	54
Feed Grade Gold (g/t)	0.36	0.53	-32%	0.47
Feed Grade Copper (%)	0.61	0.49	24%	0.52
Recovery Silver (%)	86%	84%	2%	84%
Recovery Gold (%)	73%	69%	6%	70%
Recovery Copper (%)	90%	89%	1%	88%
Total Silver Produced (oz)	177,101	241,686	-27%	351,949
Total Gold Produced (oz)	1,020	1,384	-26%	2,565
Total Copper Produced (Lbs)	1,441,012	1,133,161	27%	2,411,177
Total Silver Equivalent Produced (oz) calculated*	529,247	512,237	3%	1,009,562

1 In Q2, 2018, AgEq was calculated using metals prices of $16.53 oz Ag, $1,257 oz Au and $3.12 lb Cu. In Q2, 2017, AgEq was calculated using metals prices of $17.26 oz Ag, $1,257 oz Au and $2.57 lb Cu.

Under National Instrument 43-101, the Company is required to disclose that it has not based its production decisions on NI 43-101-compliant reserve estimates, preliminary economic assessments, or feasibility studies, and historically projects without such reports have increased uncertainty and risk of economic viability. The Company’s decision to place a mine into operation at levels intended by management, expand a mine, make other production-related decisions, or otherwise carry out mining and processing operations is largely based on internal non-public Company data, and on reports based on exploration and mining work by the Company and by geologists and engineers engaged by the Company. The results of this work are evident in the Company’s discovery of the San Gonzalo and Avino Mine resources, and in the Company’s record of mineral production and financial returns since operations at levels intended by management commenced at the San Gonzalo Mine in 2012.

At the Avino mine, underground advancement totaled 844 metres and 102,512 tonnes of material were broken. Haulage of mill feed totalled 123,478 tonnes.

Mining took place at levels 16 and 16.5 where the copper grades were higher and the silver and gold grades were lower due to variability in the mineralization within the deposit.

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MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE SIX MONTHS ENDED JUNE 30, 2018

San Gonzalo Mine Production Highlights

Comparative figures for the second quarter, 2018 and the second quarter, 2017 for the San Gonzalo mine are as follows:

	Q2 2018	Q2 2017	Quarterly Change %	YTD 2018
Total Mill Feed (dry tonnes)	19,824	20,107	-1%	40,011
Feed Grade Silver (g/t)	224	277	-19%	244
Feed Grade Gold (g/t)	1.01	1.19	-15%	1.04
Recovery Silver (%)	74%	81%	-9%	77%
Recovery Gold (%)	73%	74%	-1%	74%
Total Silver Produced (oz)	105,970	144,315	-27%	241,049
Total Gold Produced (oz)	471	570	-17%	992
Total Silver Equivalent Produced (oz) calculated*	143,124	185,937	-23%	319,508

* In Q2, 2018, AgEq was calculated using metals prices of $16.53 oz Ag, $1,307 oz Au and $3.12 Lb . In Q2, 2017, AgEq was calculated using metals prices of $17.26 oz Ag, $1,257 oz Au and $2.57 lb Cu.

Under National Instrument 43-101, the Company is required to disclose that it has not based its production decisions on NI 43-101-compliant reserve estimates, preliminary economic assessments, or feasibility studies, and historically projects without such reports have increased uncertainty and risk of economic viability. The Company’s decision to place a mine into operation at levels intended by management, expand a mine, make other production-related decisions, or otherwise carry out mining and processing operations is largely based on internal non-public Company data, and on reports based on exploration and mining work by the Company and by geologists and engineers engaged by the Company. The results of this work are evident in the Company’s discovery of the San Gonzalo and Avino Mine resources, and in the Company’s record of mineral production and financial returns since operations at levels intended by management commenced at the San Gonzalo Mine in 2012.

The silver grade at San Gonzalo for Q2, 2018 decreased by 19%, and the gold grade decreased by 15% compared to Q2, 2017, due to lower grades of the areas being mined during the quarter. Mill feed came from Levels 3-020, 4-020, 5-010, 6-020 and 6.5-100. Silver and gold recoveries were also lower because of a change in mineralization within the material from stope 020 at different levels. The additional recoveries of silver and gold from the zinc circuit did not result in additional overall improvement. Samples of these materials have been sent for mineralogy test work.

Tonnage broken for the quarter was 14,178 tonnes and underground development totalled 777 metres. Plant availability for the second quarter 2018 was 95%, and there were no shut downs other than normal scheduled maintenance.

Mill Circuit 4 – Historic Above Ground Stockpiles

Following the installation of the milling, flotation and thickening components, Mill Circuit 4’s 1,000 tonne per day ball mill, turned over in February, 2018 for its initial test. The charged ball mill start-up went very well with only minor issues with the lube system which were resolved quickly. Commissioning of the complete circuit resumed in May, 2018, with the introduction of mill feed, followed by testing of the classification, flotation, thickening and filtering components.

During the startup, testing and commissioning phase, which is expected to last through the end of 2018, feed to Mill Circuit 4 will come from historic above-ground Avino Mine stockpiles. Once development is complete, Mill Circuit 4 will transition to processing newly-mined mill feed from the San Luis area of the Avino Mine.

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MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE SIX MONTHS ENDED JUNE 30, 2018

Output from Mill Circuit 4 during the second quarter of 2018 is as follows:

Q2 2018
Total Mill Feed (dry tonnes)	45,063
Feed Grade Silver (g/t)	47
Feed Grade Gold (g/t)	0.30
Recovery Silver (%)	58%
Recovery Gold (%)	56%
Total Silver Produced (oz)	39,943
Total Gold Produced (oz)	243
Total Silver Equivalent Produced (oz) calculated*	66,482

* In Q2, 2018, AgEq was calculated using metals prices of $16.53 oz Ag, $1,307 oz Au and $3.12 Lb. In Q2, 2017, AgEq was calculated using metals prices of $17.26 oz Ag, $1,257 oz Au and $2.57 lb Cu.

Avino Mine Expansion (San Luis Area)

The San Luis area of the Avino Vein is accessed through a separate portal located approximately 2 km from the main entrance of the Avino Mine (Elena Tolosa area). Current resources at San Luis were included in the most recent resource estimate on the Avino property, which can be found in Avino’s news release dated February 21, 2018, on Avino’s website and under the company’s profile on the SEDAR system. The news release was also filed with the SEC on Form 6-K.

Work at San Luis is currently focused on restoration of the main haulage ramp, which was near completion at the end of the second quarter, 2018. When the haulage ramp is complete, plans are to begin development and drifting on levels 6 and 6.5, followed by levels 7, 7.5, 8, 8.5 and 9. Most of these areas were partially developed during the 1980’s and 90’s prior to the mine’s closure.

Zinc Circuit

The Company continued its testing program for recovery of precious metals and zinc from the San Gonzalo tailings. In Q2, 2018, the Company produced 199 dry tonnes of low grade zinc concentrate with content of 1,094 g/t silver, 6.31 g/t gold and 7.65% zinc, for an additional 13,032 AgEq ounces. As this product has been marketed and sold, the testing program will continue.

Alternative Tailings Disposal

The Company retained the services of SRK Consulting (Canada) Inc. and MPL Mine Paste Ltd. to review the mine operating plan and alternatives for tailings disposal. Additionally, an optimization review of our internal operating plan was carried out, resulting in discussions on alternatives to conventional tailings storage and a recommendation to use tailings as backfill. Their recommendation is contingent on a revised internal operating plan, which is underway. This is based on using the thickened tails as backfill for ground support underground for the mined-out stopes and tailings disposal into the existing open pit as preferred alternatives to the conventional tailings storage facility (“TSF”). A revised internal operating plan will be submitted for our consideration; however, in the meantime management felt it prudent to temporarily defer construction of the new TSF to further understand this alternative, and, if the plan is agreed to by the Company, a follow up site visit will be planned for implementation.

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MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE SIX MONTHS ENDED JUNE 30, 2018

The advantages of this alternative method of tailings disposal include, but are not limited to:

•	Limited ground disturbance and capital expenditures
•	Reduced footprint on surface from future mining
•	Increased tailings storage capacity with minimal permitting requirements
•	Lowered risk of social and community issues

Exploration

During the second quarter, the Company continued exploration drilling at the Avino property. Drilling thus far in 2018 has targeted three areas of known mineralization. These three areas are all outside of the existing active mining areas, and provide the potential to extend resources.

The first area of drilling is located on surface at the west end of the San Gonzalo Mine, and comprises six (6) holes for a total of 1,200 metres of NQ drilling. The second area is situated where the Avino-San Juventino and the Footwall Breccia intersect, and consists of five (5) holes for a total of 1,300 metres.

The third area is located in the historical El Chirumbo mining area, which is located at the east end of the Avino Vein System, and comprises ten (10) holes for a total of 2,000 metres of NQ drilling. This area was previously mined between 1930 and 1940, is characterized by gold-rich mineralization in a narrow vein (1 metre in width); therefore, the Company believes there is potential to extend the mineralisation.

Preliminary results from the exploration program were released in a news releases dated February 6, 2018 and July 11, 2018 which are available on the Company’s website and on the SEDAR system.

In addition, the Company is in the planning stages of a new drill program targeting the Aguila Mexicana vein located approximately 400 metres to the Northeast of the San Gonzalo Mine. The main purpose of this drill program will be to explore the potential continuity of mineralization along the vein which was the subject of drilling in 2007/2008.

Aguila Mexicana is a north-northwest trending low temperature vein system, with significant widths and similar continuity across the property as the main Avino vein system. The Avino and Aguila Mexicana veins are considered to be the two strongest and widest structures on the property. Additional geological information on the Aguila Mexicana vein can be located in our latest NI 43-101 Technical Report on the Avino Property, either on our website or on the Company’s profile on SEDAR.

Assay Methods

Following detailed geological and geotechnical logging, drill core samples are sawed in half. One half of the core is submitted for assaying, and the other half is retained on-site for verification and reference. Samples from diamond drill holes were submitted to the SGS Laboratory facility in Durango, Mexico. The gold is assayed by fire assay with an AA finish. Any samples exceeding 3.0 grams/tonne gold are re-assayed and followed by a gravimetric finish. Multi-element analyses are also completed for each sample by SGS ICP14B methods. Any copper values over 10,000 ppm (1%) are re-assayed using ICP 90Q. Silver is fire assayed with a gravimetric finish for samples assaying over 100 grams/tonne.

Avino uses a series of standard reference materials (SRMs), blank reference materials (blanks), and duplicates as part of their QA/QC program during analysis of assays.

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MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE SIX MONTHS ENDED JUNE 30, 2018

Bralorne Mine

The Bralorne Mine, located approximately 240 km north-east of Vancouver, British Columbia, is in the exploration, evaluation, and planning stage.

In 2017, engineering and internal economic models indicated that a larger operation is required than 100tpd under the amended M207 permit, which was issued in November 2017. Thus, engineering for mine design, mine planning, process design and infrastructure is now on hold while the Company carries out exploration to better define and expand current resources, and make new discoveries.

Environmental work continues including studies to improve the short and long term water management on site, plus work required under the reclamation plan, and to potentially permit for a larger operation.

Exploration

In December 2017, the Company announced that plans were finalized for an 8,000 metre drill program to commence early January 2018. The drill program was aimed at both identifying additional resources and increasing the confidence in existing resources, in advance of a revised resource update. The program was to consist of 8,000 metres of drilling, and focus on 9 gold-bearing veins containing existing resources as defined in the NI 43-101 Updated Resource Estimate completed in October 2016. In the first quarter of 2018 about half of the planned drill program was completed.

During the second quarter, following the flow-through financing discussed on page 3 of this MD&A, the Company decided to update the scope of the exploration program.

The new exploration plan includes the following steps:

1.	Comprehensive Structural Modelling and Geological Mapping
2.	Extensive Airborne and Ground Geophysics Surveys
3.	Focused Geochemical Sampling
4.	Significant Drilling Campaign

The proposed work will be the most comprehensive exploration program ever performed at the Bralorne Mining Camp. The program will use industry experts along with state-of-the-art technology to maximize the potential for success for achieving our goal of finding new veins and economic mineralized zones.

The steps in the exploration strategy are explained in more detail as follows:

Structural Modelling and Geological Mapping

In June 2018, a team of expert structural geoscientists completed a one month study that evaluated existing data along with an in-depth site analysis. The objective of the study was to create an updated, detailed surface geological map, a complete 3D geological model, and structural model identifying veining along with target recommendations. Final results and report on the study are pending.

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MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE SIX MONTHS ENDED JUNE 30, 2018

Airborne and Ground Geophysics Surveys

Existing geophysical data on the Bralorne property is historic and dated and was compiled using methods and technology that has limited current use. To aid the structural and geological modeling and to greatly assist with targeting for drilling, a state-of-the-art geophysical survey has been scheduled and will be performed over the summer. The proposed program will include:

Airborne Geophysics
•	Magnetic Survey
• Used to map bedrock geology and fault structures
•	Radiometric Survey
• Used to map alteration and target Cobalt-Gold mineralization
•	Helicopter to fly survey lines at 100 metre and 50 metre spacing
•	Coverage of entire Bralorne Gold Mines property
•	Performed by Precision GeoSurveys (Langley, BC) please click on the attached link Airborne Geophysics Photos to view photos

Ground Geophysics
•	2D Seismic Reflection - Frontier Geosciences Inc. (Vancouver)
•	Trial survey to test targeting methods
•	Three lines planned
•	Targeting vein structures

•	King Deeps - Feeder Structure
•	Pioneer 27 & Main Vein Extensions

Geochemical Sampling

With an interest in co-product elements such as cobalt, a small-scale program is planned as a first pass assessment of the potential for Cobalt-Gold mineralization, similar to The Little Gem Cobalt project which is owned by Blackstone Minerals (ASX:BSX), and which occurs 9 km northwest of the Bralorne property. This sampling is to include multi-element ICP Analysis which has not been previously collected on the property. The initial plan is to collect and analyze approximately 100 stream sediment samples which may be expanded depending upon the results and success of this stage.

Drilling Campaign

Based on the information gathered from the comprehensive geological, geophysical and geochemical work along with existing site data analysis, an extensive diamond drilling campaign is planned to begin in August 2018.

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MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE SIX MONTHS ENDED JUNE 30, 2018

This program will focus on veins and targets identified, and test new areas that Avino has not explored. The program details are as follows:

•	Approximately CDN $5,000,000 to be spent on exploration drilling
•	Approximately 28,000 metres of drilling
•	2 Drill Rigs to be in operation
•	Drill program to take approximately 9 months
•	Planned to commence August 2018
•	Exploration Drilling - 2 types

•	Drilling for potential new discoveries on new and underexplored veins
•	Drilling to potentially increase Inferred Resource

Environmental & Permitting Progress

In November 2017, the Company received an approved Permit Amendment (M207) from the Ministry of Energy, Mines and Petroleum Resources (“MEMPR”) previously the Ministry of Mines and Energy (“MEM”) to operate at 100tpd. The Permit Amendment provides a comprehensive and responsible permit, which is updated to modern environmental and permitting standards, and is an important step in the Company’s strategic plan to re-open the Bralorne Gold Mine. With the receipt of this modern permit, the Company anticipates an easier and quicker transition to an amended permit that will allow for future expansion.

During Q2, 2018, environmental work continued with regard to the requirements under the operating permit (M207), in particular studies and reclamation regarding legacy issues, plus work to improve the short / long term water treatment and overall water management. As a result of initial positive passive water treatment testing in 2016 and 2017, a Bio-reactor pilot plant was constructed in Q1, 2018, which was commissioned in Q2 of 2018, tested through maximum mine water flow during freshet from April to June and more normal flows for the remainder of the year. The objective is to find a passive system that could replace the current water treatment plant to lower operating costs.

During 2017, an independent consulting engineering firm reviewed the processing plant and infrastructure to determine which buildings and equipment should be replaced. Most of the equipment was configured for a 100 tonnes per day (‘tpd’) operation and needed to be updated for the anticipated higher processing plant operating rate. Accordingly, new or refurbished equipment is being proposed for the processing plant. A separate crushing building is being considered for the plant, with separate fine ore storage, which will provide more space in the current mill building for the larger equipment being considered. Other buildings and surface infrastructure will either be upgraded to meet the current required capacity, or they will be removed / demolished, and replaced.

First Nations Education, Training & Engagement, and Collaboration

In 2017, Avino continued with the underground mining training for members of the St’at’imc communities, and the third training program with North Island College was completed in February 2018 in Pemberton, B.C. In addition to the training program through North Island College, Avino has been working with the Center for Training Excellence in Mining, the BC government, Thompson Rivers University, New Gold, Seabridge Gold and Sandvik, amongst others, on the development of the curriculum for a new accredited underground mining training program aligned with the Mining Industry Human Resources Council’s Canadian Mining Certification Program.

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MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE SIX MONTHS ENDED JUNE 30, 2018

During 2017, Avino announced the signing of a non-binding Letter of Intent (“LOI”) to recognize the opportunity for collaboration and the establishment of joint ventures to allow the St’át’imc First Nations (the “St’át’imc”) to economically participate in the development and ongoing operations of the Bralorne Gold Mine project. St’át’imc Eco-Resources Ltd. is owned by 9 of the 11 St’át’imc Communities.

Qualified Person(s)

Avino’s Mexican projects are under the supervision of Jasman Yee, P.Eng, Avino Director, and the Bralorne project is under the supervision of Fred Sveinson, B.A., B.Sc., P. Eng., both of whom are qualified persons within the context of National Instrument 43-101, and have reviewed and approved the technical data in this news release.

Objectives

Avino’s mission is to create shareholder value through profitable organic growth at the Avino Property and the strategic acquisition and advancement of mineral exploration and mining properties. We are committed to expanding our operations and managing all business activities in an environmentally responsible and cost-effective manner while contributing to the well-being of the communities, in which we operate.

The Company remains focused on the following key objectives:

1.	Maintain and improve profitable mining operations while managing operating costs and achieving efficiencies;

2.	Increase Avino mine production with the completion of the Mill Circuit 4;

3.	Conduct a successful drill program in 2018 to increase and improve confidence in our resource base at Bralorne;

4.	Continue mine expansion drilling and explore regional targets on the Avino property; and,

5.	Follow the recommendations made in the 2017 PEA on the oxide tailings resource at the Avino Mine and assess the potential for processing the oxide tailings resource.

6.	Complete paste backfill engineering and commence the construction of the paste backfill plant

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MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE SIX MONTHS ENDED JUNE 30, 2018

Non – IFRS Measures

Cash cost per ounce, all-in sustaining cash cost per ounce, and cash flow per share

Cash cost per ounce, all-in sustaining cash cost per ounce, and cash flow per share are measures developed by mining companies in an effort to provide a comparable standard. However, there can be no assurance that our reporting of these non-IFRS measures is similar to that reported by other mining companies. Total cash cost per ounce, all-in sustaining cash cost per ounce, and cash flow per share are measures used by the Company to manage and evaluate operating performance of the Company’s mining operations, and are widely reported in the silver and gold mining industry as benchmarks for performance, but do not have standardized meanings prescribed by IFRS, and are disclosed in addition to IFRS measures.

Management believes that the Company’s ability to control the cash cost per silver equivalent ounce is one of its key performance drivers impacting both the Company’s financial condition and results of operations. Achieving a low silver equivalent production cost base allows the Company to remain profitable from mining operations even during times of low commodity prices, and provides more flexibility in responding to changing market conditions. In addition, a profitable operation results in the generation of positive cash flows, which then improve the Company’s financial condition.

The Company has adopted the reporting of “all-in sustaining cash cost per silver equivalent ounce”. This measure has no standardized meaning throughout the industry. However, it is intended to provide additional information. Avino presents all-in sustaining cash cost, because it believes that it more fully defines the total current cost associated with producing a silver equivalent ounce. Further, the Company believes that this measure allows investors of the Company to better understand its cost of producing silver equivalent ounces, and better assess the Company’s ability to generate cash flow from operations. Although the measure seeks to reflect the full cost per silver equivalent ounce of production from current operations, it does not include capital expenditures attributable to mine expansions, exploration, and evaluation costs attributable to growth projects, income tax payments, marketing and treatment charges, and financing costs. In addition, the calculation of all-in sustaining cash costs does not include depreciation and depletion expense as it does not reflect the impact of expenditures incurred in prior periods. The Company’s calculation of all-in sustaining cash costs includes sustaining capital expenditures of $Nil for the six months ended June 30, 2018 and 2017, as substantially all of the mining equipment used at San Gonzalo and Avino has been newly purchased or refurbished. The Company has planned for sustaining capital expenditures in future years in accordance with mine operating plans and expected equipment utilization levels. Although this measure is not representative of all of the Company’s cash expenditures, management believes that it is a useful measure in allowing it to analyze the efficiency of its mining operations.

The Company also presents cash flow per share, as it believes it assists investors and other stakeholders in evaluating the Company’s overall performance and its ability to generate cash flow from current operations.

To facilitate a better understanding of these measures as calculated by the Company, detailed reconciliations between the non-IFRS measures and the Company’s condensed consolidated interim financial statements are provided below. The measures presented are intended to provide additional information, and should not be considered in isolation nor should they be considered substitutes for IFRS measures. Calculated figures may not add up due to rounding.

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MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE SIX MONTHS ENDED JUNE 30, 2018

Cash Cost and All-in Sustaining Cash Cost per Silver Equivalent Ounce

The following tables provide a reconciliation of cost of sales from the consolidated financial statements to cash cost and all-in sustaining cash cost per silver equivalent ounce sold. In each table, “silver equivalent ounces sold” consists of the sum of silver ounces, gold ounces and copper tonnes sold multiplied by the ratio of the average spot gold and copper prices for the corresponding period.

Consolidated

Expressed in thousands of US$, unless otherwise noted	2018		2017
	Q2	Q1	Year	Q4	Q3	Q2	Q1
Cost of sales	$6,770	$6,301	$21,975	$5,521	$6,358	$5,429	$4,667
Depletion and depreciation	(905)	(848)	(2,557)	(803)	(686)	(603)	(465)
Cash production cost	5,865	5,453	19,418	4,718	5,672	4,826	4,202
Silver equivalent ounces sold	646,555	566,157	2,245,946	597,285	582,303	542,002	524,356
Cash cost per silver equivalent ounce	$9.07	$9.63	$8.65	$7.90	$9.74	$8.90	$8.01
General and administrative expenses	1,089	1,332	5,331	972	2,231	1,057	1,071
Share-based payments and G&A depreciation	(135)	(138)	(2,033)	(175)	(1,355)	(238)	(265)
Cash operating cost	6,819	6,647	22,716	5,515	6,548	5,645	5,008
All-in sustaining cash cost per silver equivalent ounce	$ 10.54	$ 11.74	$10.11	$9.23	$11.25	$10.42	$9.55

The Company continues to review its expenditures, and has been successful in the pursuit to achieve lower costs. Ongoing cost reduction activities include negotiating more favourable terms with vendors, while maintenance costs are expected to decrease as a result of utilizing newer mining equipment.

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MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE SIX MONTHS ENDED JUNE 30, 2018

San Gonzalo

Expressed in thousands of US$, unless otherwise noted	2018		2017
	Q2	Q1	Year	Q4	Q3	Q2	Q1
Cost of sales	$2,828	$1,778	$6,018	$2,019	$1,828	$1,402	$769
Depletion and depreciation	(467)	(446)	(1,160)	(485)	(317)	(261)	(97)
Cash production cost	2,361	1,332	4,858	1,534	1,511	1,141	672
Silver equivalent ounces sold	222,886	155,183	604,132	193,510	132,509	134,559	143,554
Cash cost per silver equivalent ounce	$ 10.59	$ 8.58	$8.04	$7.93	$11.41	$8.48	$4.68
General and administrative expenses	375	365	1,378	315	508	262	293
Share-based payments and G&A depreciation	(47)	(38)	(497)	(57)	(308)	(59)	(73)
Cash operating cost	2,689	1,659	5,739	1,792	1,711	1,344	892
All-in sustaining cash cost per silver equivalent ounce	$ 12.07	$ 10.69	$9.50	$9.26	$12.91	$9.99	$6.21

During the second quarter of 2018, the cash cost and all-in sustaining cash cost per silver equivalent ounce at the San Gonzalo Mine was higher than the overall cash cost for 2017. Overall, costs at San Gonzalo have increased in 2018 compared to 2017, due to changes in grade as the mine enters the latter stages of its life, and increases in material and labour costs during the period.

Avino Mine

Expressed in thousands of US$, unless otherwise noted	2018		2017
	Q2	Q1	Year	Q4	Q3	Q2	Q1
Cost of sales	$3,942	$4,523	$15,957	$3,501	$4,530	$4,028	$3,898
Depletion and depreciation	(438)	(402)	(1,397)	(318)	(369)	(342)	(368)
Cash production cost	3,504	4,121	14,560	3,183	4,161	3,686	3,530
Silver equivalent ounces sold	423,670	410,974	1,641,814	403,775	449,794	407,443	380,802
Cash cost per silver equivalent ounce	$8.27	$10.03	$8.87	$7.88	$9.25	$9.05	$9.27
General and administrative expenses	714	967	3,953	657	1,724	794	778
Share-based payments and G&A depreciation	(88)	(100)	(1,536)	(118)	(1,047)	(179)	(192)
Cash operating cost	4,130	4,988	16,977	3,722	4,838	4,301	4,116
All-in sustaining cash cost per silver equivalent ounce	$9.74	$12.14	$10.34	$9.22	$10.76	$10.56	$10.81

Cash cost and all-in sustaining cash cost per silver equivalent ounce at the Avino Mine decreased in the second quarter of 2018. This is due to the fact that the Company realized higher copper feed grades and overall recoveries, thus producing more silver-equivalent ounces. Further, the Company had planned equipment maintenance in the previous quarter at the Avino Mine, which had no impact on the current quarter.

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MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE SIX MONTHS ENDED JUNE 30, 2018

Cash Flow per Share

Cash flow per share is determined based on operating cash flows before movements in working capital, as illustrated in the consolidated statements of cash flows, divided by the basic and diluted weighted average shares outstanding during the period.

	Six Months Ended June 30,
(000’s)	2018	2017
Operating cash flows before movements in working capital	$2,951	$3,173
Weighted average number of shares outstanding
Basic	53,836,924	52,438,957
Diluted	54,457,978	53,447,510
Cash Flow per Share – basic and diluted	$0.05	$0.06

Working Capital

(000’s)	June 30, 2018	December 31, 2017
Current assets	$27,414	$26,591
Current liabilities	(17,394)	(10,188)
Working capital	$10,020	$16,403

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MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE SIX MONTHS ENDED JUNE 30, 2018

Results of Operations

Summary of Quarterly Results

(000’s)	2018	2018	2017	2017	2017	2017	2016	2016
Quarter ended	June 30 Q2	Mar 31 Q1	Dec 31 Q4	Sep 30 Q3	Jun 30 Q2	Mar 31 Q1	Dec 31 Q4	Sep 30 Q3
Revenue	$ 9,176	$ 8,156	$8,884	$8,436	$7,911	$8,128	$9,049	$10,036
Earnings (Loss) for the quarter	839	818	1,496	(716)	1,152	721	951	847
Earnings (Loss) per share - basic	$0.02	$0.02	$0.03	$(0.01)	$0.02	$0.01	0.02	0.02
Earnings (Loss) per share - diluted	$0.02	$0.02	$0.03	$(0.01)	$0.02	$0.01	0.02	0.02
Total Assets	$109,498	$102,434	$102,835	$101,207	$98,720	$97,446	$93,794	$79,792

•	Revenue increased slightly compared to previous quarters due to higher silver equivalent ounces solid. Revenues have been consistent since the Company commenced production at the Avino Mine as of July 1, 2015.

•	Earnings remained consistent with the previous quarter as the Company continues to earn steady profits. The loss recorded in the third quarter of 2017 reflects lower tonnes of concentrate produced and sold from San Gonzalo, as well as non-cash expenses such as share-based payment expenses.

•	Total assets increased at June 30, 2018 compared to previous quarters, primarily due to the additions in Mexico with construction of Mill Circuit 4 having been completed, as well as the receipt of funds from the recent flow-through financing for exploration expenditures at the Bralorne Mine. Overall, total assets have steadily increased throughout the previous quarters, as the Company continues to grow through debt and equity financings to advance its projects and acquire equipment.

Quarterly results will fluctuate with changes in revenues, cost of sales, general and administrative expenses, including non-cash items such as share-based payments, and other items including foreign exchange and deferred income taxes.

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MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE SIX MONTHS ENDED JUNE 30, 2018

Three months ended June 30, 2018, compared to the three months ended June 30, 2017:

(000’s)	2018	2017	Note
Revenue from Mining Operations	$9,176	$7,911
Cost of Sales	6,770	5,429	1
Mine Operating Income	2,406	2,482	1
Operating Expenses
General and administrative expenses	958	821	2
Share-based payments	131	236	3
Income before other items	1,317	1,425
Other Items
Interest and other income	77	44
Unrealized gain (loss) on long-term investments	5	(9)
Fair value adjustment on warrant liability	535	348	4
Foreign exchange gain (loss)	4	(136)	5
Finance cost	(53)	(40)
Accretion of reclamation provision	(97)	(89)
Interest expense	(23)	(28)
Gain on sale of asset	35	-
Net Income Before Income Taxes	1,800	1,515
Income Taxes
Current income tax expense	(481)	(953)	6
Deferred income tax recovery (expense)	(480)	590	6
	(961)	(363)
Net Income	$839	$1,152	7
Earnings per Share
Basic	$0.02	$0.02	7
Diluted	$0.02	$0.02	7

1.	Cost of Sales for the three months ended June 30, 2018, were $6,770 compared to $5,429 for the three months ended June 30, 2017. The increase of $1,341 reflects increased sales of concentrate, and corresponding mining and milling costs. Further, increased non-cash depletion costs on the San Gonzalo Mine were incurred, as it nears the end of life. As a result, Mine Operating Income decreased for the three months ended June 30, 2018, compared to June 30, 2017.

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MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE SIX MONTHS ENDED JUNE 30, 2018

2.	General and administrative expenses for the three months ended June 30, 2018, totalled $958 compared to $821 for the three months ended June 30, 2017. The increase of $137 reflects increased overhead costs as the Company continues to expand operations.

3.	Share-based payments for the three months ended June 30, 2018, totalled $131 compared to $236 for the three months ended June 30, 2017. Share-based payments are comprised of the issuance of stock options, as well as restricted share units (“RSUs”) to directors, officers, employees, and consultants of the Company during the periods. RSUs vest over the following three years upon issuance. During the three months ended June 30, 2018 and 2017, no options or RSUs were issued.

4.	The fair value adjustment on the Company’s warrant liability relates to the issuance of US dollar denominated warrants, which are re-valued each reporting period, and the value fluctuates with changes in the US-Canadian dollar exchange rate, and in the variables used in the valuation model, such as the Company’s US share price, and expected share price volatility.

5.	Foreign exchange gains or losses result from transactions in currencies other than the Canadian dollar functional currency. During the three months ended June 30, 2018, the US dollar appreciated in relation to the Canadian dollar and Mexican peso, resulting in a minimal foreign exchange gain, as the Company incurred an increased amount of capital expenditures, such as the construction of Mill Circuit 4. During the three months ended June 30, 2017, the US dollar was appreciated in relation to the Canadian dollar and the Mexican peso, resulting in a foreign exchange loss.

6.	Current income tax expense was $481 for the three months ended June 30, 2018, compared to $953 in the three months ended June 30, 2017. Deferred income tax expense was $480 for the three months ended June 30, 2018, compared to a recovery of $590 in the comparative quarter. Deferred income tax fluctuates due to movements in taxable and deductible temporary differences related to the special mining duty in Mexico and to changes in inventory, plant, equipment and mining properties, and exploration and evaluation assets, amongst other factors. The changes in current income taxes and deferred income taxes for the three months ended June 30, 2018, primarily relate to movements in the tax bases and increased mining profits in Mexico.

7.	As a result of the foregoing, net income for the three months ended June 30, 2018, was $839, a decrease of $313 compared to net income of $1,152 for the three months ended June 30, 2017. The increase had no impact on basic and diluted earnings per share, as both were $0.02 for the quarters ended June 30, 2018 and 2017.

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MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE SIX MONTHS ENDED JUNE 30, 2018

Six months ended June 30, 2018, compared to the six months ended June 30, 2017:

(000’s)	2018	2017	Note
Revenue from Mining Operations	$17,332	$16,039
Cost of Sales	13,070	10,096	1
Mine Operating Income	4,262	5,943	1
Operating Expenses
General and administrative expenses	2,156	1,630	2
Share-based payments	265	498	3
Income before other items	1,841	3,815
Other Items
Interest and other income	112	120
Unrealized gain (loss) on long-term investments	(3)	7
Fair value adjustment on warrant liability	687	(367)	4
Foreign exchange gain (loss)	171	(695)	5
Finance cost	(104)	(81)
Accretion of reclamation provision	(195)	(127)
Interest expense	(51)	(58)
Gain on sale of asset	35	-
Net Income Before Income Taxes	2,493	2,614
Income Taxes
Current income tax expense	(920)	(1,660)	6
Deferred income tax recovery	84	919	6
	(836)	(741)
Net Income	$1,657	$1,873	7
Earnings per Share
Basic	$0.03	$0.04	7
Diluted	$0.03	$0.04	7

1.	Cost of Sales for the six months ended June 30, 2018, were $13,070 compared to $10,096 for the six months ended June 30, 2017. The increase of $2,974 reflects increased sales of concentrate, as well as overall increased to mining material and labour costs. Further, increases non-cash depletion expense on the San Gonzalo Mine, as a result of the mine nearing the end of life. As a result, Mine Operating Income decreased for the six months ended June 30, 2018, compared to June 30, 2017.

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MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE SIX MONTHS ENDED JUNE 30, 2018

2.	General and administrative expenses for the six months ended June 30, 2018, totalled $2,156 compared to $1,630 for the six months ended June 30, 2017. The increase of $526 reflects increased overhead costs as the Company continues to expand operations.

3.	Share-based payments for the six months ended June 30, 2018, totalled $265 compared to $498 for the six months ended June 30, 2017. Share-based payments are comprised of the issuance of stock options, as well as restricted share units (“RSUs”) to directors, officers, employees, and consultants of the Company during the periods. RSUs vest over the following three years upon issuance. During the six months ended June 30, 2018 and 2017, no options or RSUs were issued.

4.	The fair value adjustment on the Company’s warrant liability relates to the issuance of US dollar denominated warrants, which are re-valued each reporting period, and the value fluctuates with changes in the US-Canadian dollar exchange rate, and in the variables used in the valuation model, such as the Company’s US share price, and expected share price volatility.

5.	Foreign exchange gains or losses result from transactions in currencies other than the Canadian dollar functional currency. During the six months ended June 30, 2018, the US dollar appreciated in relation to the Canadian dollar and Mexican peso, resulting in a minimal foreign exchange gain, as the Company incurred an increased amount of capital expenditures in US dollars, such as the construction of Mill Circuit 4. During the six months ended June 30, 2017, the US dollar appreciated in relation to the Canadian dollar and the Mexican peso, resulting in a foreign exchange loss.

6.	Current income tax expense was $920 for the six months ended June 30, 2018, compared to $1,660 in the six months ended June 30, 2017. Deferred income tax recovery was $84 for the six months ended June 30, 2018, compared to $919 in the comparative period. Deferred income tax fluctuates due to movements in taxable and deductible temporary differences related to the special mining duty in Mexico and to changes in inventory, plant, equipment and mining properties, and exploration and evaluation assets, amongst other factors. The changes in current income taxes and deferred income taxes for the six months ended June 30, 2018, primarily relate to movements in the tax bases and increased mining profits in Mexico.

7.	As a result of the foregoing, net income for the six months ended June 30, 2018, was $1,657, a decrease of $216 compared to net income of $1,873 for the six months ended June 30, 2017. The increase had an impact on basic and diluted earnings per share, decreasing to $0.03 for the six months ended June 30, 2018, from $0.04 for the six months ended June 30, 2017.

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MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE SIX MONTHS ENDED JUNE 30, 2018

Liquidity and Capital Resources

The Company’s ability to generate sufficient amounts of cash, in both the short term and the long term, to maintain existing capacity and to fund ongoing exploration, is dependent upon the discovery of economically recoverable reserves or resources and the ability of the Company to obtain the financing necessary to generate and sustain profitable operations.

Management expects that the Company’s ongoing liquidity requirements will be funded from cash generated from current operations and from further financing, as required, in order to fund ongoing exploration activities, and meet its objectives, including ongoing advancement at the Avino Mine. The Company continues to evaluate financing opportunities to advance its projects. The Company’s ability to secure adequate financing is, in part, dependent on overall market conditions, the prices of silver, gold, and copper, and other factors outside the Company’s control. There is no guarantee the Company will be able to secure any or all necessary financing in the future. The Company’s recent financing activities are summarized in the table below.

Intended Use of Proceeds	Actual Use of Proceeds
In April 2018, the Company closed a private placement of 3,000,000 flow-through common shares for gross proceeds of C$6 million.

As of the date of this MD&A, the Company has begun to use the funds as intended. The Company will use the gross proceeds raised from the offering to incur qualifying Canadian exploration expenses and flow-through mining expenditures on its Bralorne Mine, located in British Columbia, which will be renounces to the purchasers of the flow-through shares for the 2018 taxation year.

In November 2016, the Company received gross proceeds of $11.2 million in connection with a bought-deal offering issued under a prospectus supplement. The Company intends to use the proceeds to advance the exploration and development of the Company’s Avino Mine and Bralorne Mine and for general working capital.

Since July 2014, the Company received gross proceeds of $13.3 million in connection with a brokered at-the-market offering issued under prospectus supplements. The Company intends to use the proceeds to advance the exploration of the Bralorne Mine property and the Avino property, and for working capital.

In July 2015, the Company entered into a term facility agreement with Samsung C&T U.K. Limited for $10 million. The facility is being used for mining equipment, to optimize the advancement of the Company’s projects for increased productivity, for improvements to its tailings impoundment facilities, and for general working capital requirements.

As of the date of this MD&A, the Company had used, and was continuing to use, the funds as intended. There has been no impact on the ability of the Company to achieve its business objectives and milestones.

In supporting mining operations in Mexico, the Company incurred expenditures of $0.3 million for exploration and evaluation activities (excluding foreign exchange movement of $0.2), acquired property and equipment of $4.8 million (net of depreciation of $1.8 million), and made lease and loan repayments of $1.1 million during the six months ended June 30, 2018.

In advancing the Bralorne Mine, the Company incurred expenditures of $2.4 million for exploration and evaluation activities (excluding depreciation of $0.3 million, and foreign exchange movement of $1.5 million), acquired property and equipment of $0.1 million (net of depreciation of $0.3 million and foreign exchange movement of $0.1 million), and made lease and loan repayments of $0.4 million during the six months ended June 30, 2018.

The Company intends to continue to explore its properties, subject to market conditions and the ability to continue to obtain suitable financing.

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MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE SIX MONTHS ENDED JUNE 30, 2018

In May 2015, the Company entered into a master credit facility with Sandvik Customer Finance LLC for $5,000,000. The facility is being used to acquire equipment necessary for continuing exploration activities at the Avino and Bralorne Mines.

As of the date of this MD&A, the Company had used, and was continuing to use, the facility as intended, and there was $3.7 million in available credit remaining under the facility. There has been no impact on the ability of the Company to achieve its business objectives and milestones.

In December 2014, the Company’s master credit facility with Caterpillar Finance was renewed for $5,375,400. The facility is being used to acquire equipment necessary for advancing operations at the San Gonzalo Mine and for operations and continuing exploration activities at the Avino Mine.

As of the date of this MD&A, the Company had used, and was continuing to use, the facility as intended, and there was $4.1 million in available credit remaining under the facility. There has been no impact on the ability of the Company to achieve its business objectives and milestones.

Discussion and analysis relating to the Company’s liquidity as at June 30, 2018, December 31, 2017 and June 30, 2017, is as follows:

Statement of Financial Position

(000’s)	June 30, 2018	December 31, 2017
Cash	$4,766	$3,420
Working capital	10,020	16,403
Accumulated Deficit	(17,041)	(18,877)

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MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE SIX MONTHS ENDED JUNE 30, 2018

Cash Flow

(000’s)	June 30, 2018	June 30, 2017
Cash generated by (used in) operating activities	$4,983	$(2,050)
Cash generated (used in) financing activities	2,780	(1,858)
Cash used in investing activities	(6,401)	(1,997)
Change in cash	1,362	(5,905)
Effect of exchange rate changes on cash	(16)	39
Cash, beginning of period	3,420	11,780
Cash, end of period	$4,766	$5,914

Operating Activities

Cash generated by operating activities for the six months ended June 30, 2018, was $5.0 million compared to cash used in operating activities of $2.1 million for the six months ended June 30, 2017. Cash generated by or used in operating activities can fluctuate with changes in net income, non-cash items, such as foreign exchange and deferred income tax expenses, and working capital.

Financing Activities

Cash generated by in financing activities was $2.8 million for the six months ended June 30, 2018, compared to cash used in financing activities of $1.9 million for the six months ended June 30, 2017. Cash generated by financing activities for the six months ended June 30, 2018, relates to the issuance of shares for cash, the repayments of equipment loans and finance leases for mining equipment. During the six months ended June 30, 2018, the Company made finance lease and equipment loan payments totalling $1.5 million (June 30, 2017 - $1.2 million).

Investing Activities

Cash used in investing activities for the six months ended June 30, 2018, was $6.4 million compared to $2.0 million for the six months ended June 30, 2017. Cash used in investing activities during the six months ended June 30, 2018, includes cash expenditures of $4.8 million (June 30, 2017 - $2.0 million) on the acquisition of property and equipment. Equipment purchases included new mining, milling/processing, and transportation equipment for the Company’s San Gonzalo Mine and Avino Mine, and exploration and mining equipment for the Bralorne Mine. During the six months ended June 30, 2018, the Company also incurred cash expenditures of $2.6 million (June 30, 2017 - $2.5 million) on exploration and evaluation activities. During the six months ended June 30, 2018, the Company also redeemed $1.0 million in short-term investments (June 30, 2017 - $2.5 million).

Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements.

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MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE SIX MONTHS ENDED JUNE 30, 2018

Transactions with Related Parties

All related party transactions are recorded at the exchange amount which is the amount agreed to by the Company and the related party.

(a)	Key management personnel

The Company has identified its directors and certain senior officers as its key management personnel. The compensation costs for key management personnel for the three and six months ended June 30, were as follows:

	Three months ended June 30,		Six months ended June 30,
(000’s)	2018	2017	2018	2017
Salaries, benefits, and consulting fees	$217	$209	$425	$413
Share-based payments	125	225	253	463
	$342	$434	$678	$876

(b)	Amounts due to/from related parties

In the normal course of operations the Company transacts with companies related to Avino’s directors or officers. All amounts payable and receivable are non-interest bearing, unsecured and due on demand. Advances to Oniva International Services Corp. of $221 (December 31, 2017 - $232) for expenditures to be incurred on behalf of the Company are included in prepaid expenses and other assets on the condensed consolidated interim statements of financial position as at June 30, 2018. As at June 30, 2018 and December 31, 2017, the following amounts were due to related parties:

(000’s)	June 30, 2018	December 31, 2017
Oniva International Services Corp.	$173	$139
Directors	33	42
Jasman Yee & Associates, Inc.	-	6
	$206	$187

(c)	Other related party transactions

The Company has a cost sharing agreement with Oniva International Services Corp. (“Oniva”) for office and administration services. Pursuant to the cost sharing agreement, the Company will reimburse Oniva for the Company’s percentage of overhead and corporate expenses and for out-of-pocket expenses incurred on behalf of the Company. The cost sharing agreement may be terminated with one-month notice by either party without penalty.

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MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE SIX MONTHS ENDED JUNE 30, 2018

The transactions with Oniva during the three and six months ended June 30, are summarized below:

	Three months ended June 30,		Six months ended June 30,
(000’s)	2018	2017	2018	2017
Salaries and benefits	$163	$133	$304	$225
Office and miscellaneous	146	139	318	282
Exploration and evaluation assets	103	81	194	164
	$412	$353	$816	$671

For services provided to the Company as President and Chief Executive Officer, the Company pays Intermark Capital Corporation (“ICC”), a company controlled by David Wolfin, the Company’s president and CEO and also a director, for consulting services. For the six months ended June 30, 2018, the Company paid $117 (June 30, 2017 - $112) to ICC.

The Company pays Jasman Yee & Associates, Inc. (“JYAI”) for operational, managerial, metallurgical, engineering and consulting services related to the Company’s activities. JYAI’s managing director is a director of the Company. For the six months ended June 30, 2018 and 2017, the Company paid $39 and $44, respectively, to JYAI.

The Company pays Wear Wolfin Designs Ltd. (“WWD”), a company whose director is the brother-in-law of David Wolfin, for financial consulting services related to ongoing consultation with stakeholders and license holders. For the six months ended June 30, 2018 and 2017, the Company paid $12 and $11, respectively, to WWD.

Financial Instruments and Risks

The fair values of the Company’s amounts due to related parties and accounts payable approximate their carrying values because of the short-term nature of these instruments. Cash, amounts receivable, short- and long-term investments, and warrant liability are recorded at fair value. The carrying amounts of the Company’s term facility, equipment loans, and finance lease obligations are a reasonable approximation of their fair values based on current market rates for similar financial instruments.

The Company’s financial instruments are exposed to certain financial risks, including credit risk, liquidity risk, and market risk.

(a)	Credit Risk

Credit risk is the risk that one party to a financial instrument will cause a financial loss for the other party by failing to discharge an obligation. The Company has exposure to credit risk through its cash, short-term investments and amounts receivable. The Company manages credit risk, in respect of cash and short-term investments, by maintaining the majority of cash and short-term investments at highly rated financial institutions.

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MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE SIX MONTHS ENDED JUNE 30, 2018

The Company is exposed to a significant concentration of credit risk with respect to its trade accounts receivable balance because all of its concentrate sales are with six (December 31, 2017 – three) counterparties. However, the Company has not recorded any allowance against its trade receivables because to-date all balances owed have been settled in full when due (typically within 60 days of submission) and because of the nature of the counterparties.

The Company’s maximum exposure to credit risk at the end of any period is equal to the carrying amount of these financial assets as recorded in the consolidated statement of financial position. At June 30, 2018, no amounts were held as collateral.

(b)	Liquidity Risk

Liquidity risk is the risk that the Company will encounter difficulty in satisfying financial obligations as they become due. The Company manages its liquidity risk by forecasting cash flows required by its operating, investing and financing activities. The Company had cash at June 30, 2018, in the amount of $4,766 and working capital of $10,020 in order to meet short-term business requirements. Accounts payable have contractual maturities of approximately 30 to 90 days, or are due on demand and are subject to normal trade terms. The current portions of term facility, equipment loans, and finance lease obligations are due within 12 months of the condensed consolidated interim statement of financial position date. Amounts due to related parties are without stated terms of interest or repayment.

The maturity profiles of the Company’s contractual obligations and commitments as at June 30, 2018, are summarized as follows:

	Total	Less Than 1 Year	1-5 years	More Than 5 Years
Accounts payable and accrued liabilities	$4,895	$4,895	$-	$-
Due to related parties	206	206	-	-
Minimum rental and lease payments	4,763	152	4,598	13
Term facility	9,024	8,353	671	-
Equipment loans	1,466	845	621	-
Finance lease obligations	2,632	1,162	1,470	-
Total	$22,986	$15,513	$7,360	$13

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MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE SIX MONTHS ENDED JUNE 30, 2018

(c)	Market Risk

Market risk consists of interest rate risk, foreign currency risk and price risk. These are discussed further below.

Interest Rate Risk

Interest rate risk consists of two components:

(i)	To the extent that payments made or received on the Company’s monetary assets and liabilities are affected by changes in the prevailing market interest rates, the Company is exposed to interest rate cash flow risk.

(ii)	To the extent that changes in prevailing market rates differ from the interest rates on the Company’s monetary assets and liabilities, the Company is exposed to interest rate price risk.

In management’s opinion, the Company is not exposed to significant interest rate cash flow risk as the Company’s term facility, equipment loans, and finance lease obligations bear interest at fixed rates.

Foreign Currency Risk

Foreign currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in foreign exchange rates. The Company is exposed to foreign currency risk to the extent that the following monetary assets and liabilities are denominated in Mexican pesos and Canadian dollars:

	June 30, 2018		December 31, 2017
	MXN	CDN	MXN	CDN
Cash	$3,625	$4,998	$9,504	$321
Long-term investments	-	-	-	42
Reclamation bonds	-	1,146	-	896
Amounts receivable	-	68	-	132
Accounts payable and accrued liabilities	(19,950)	(876)	(27,482)	(603)
Due to related parties	-	(269)	-	(225)
Equipment loans	-	(505)	-	(782)
Finance lease obligations	(1,336)	(787)	(751)	(1,002)
Net exposure	(17,661)	3,775	(18,729)	(1,221)
US dollar equivalent	$(888)	$(2,875)	$(949)	$(974)

Based on the net US dollar denominated asset and liability exposures as at June 30, 2018, a 10% fluctuation in the US/Mexican and Canadian/US exchange rates would impact the Company’s earnings for the six months ended June 30, 2018, by approximately $780 (year ended December 31, 2017 - $327). The Company has not entered into any foreign currency contracts to mitigate this risk.

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MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE SIX MONTHS ENDED JUNE 30, 2018

Price Risk

Price risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in market prices, other than those arising from interest rate risk or foreign currency risk.

The Company is exposed to price risk with respect to its accounts receivable, as certain trade accounts receivable are recorded based on provisional terms that are subsequently adjusted according to quoted metal prices at the date of final settlement. Quoted metal prices are affected by numerous factors beyond the Company’s control and are subject to volatility, and the Company does not employ hedging strategies to limit its exposure to price risk. At June 30, 2018, based on outstanding accounts receivable that were subject to pricing adjustments, a 10% change in metals prices would have an impact on net earnings (loss) of approximately $93 (December 31, 2017 - $224).

The Company is exposed to price risk with respect to its long-term investments, as these investments are carried at fair value based on quoted market prices. Changes in market prices result in gains or losses being recognized in net income (loss). At June 30, 2018, a 10% change in market prices would have an impact on net earnings of approximately $Nil (December 31, 2017 - $3).

The Company’s profitability and ability to raise capital to fund exploration, evaluation and production activities is subject to risks associated with fluctuations in mineral prices. Management closely monitors commodity prices, individual equity movements, and the stock market to determine the appropriate course of action to be taken by the Company.

(d)	Classification of Financial Instruments

IFRS 7 Financial Instruments: Disclosures establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value as follows:

Level 1 – quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2 – inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices); and

Level 3 – inputs for the asset or liability that are not based on observable market data (unobservable inputs).

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MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE SIX MONTHS ENDED JUNE 30, 2018

The following table sets forth the Company’s financial assets and financial liabilities measured at fair value on a recurring basis by level within the fair value hierarchy as at June 30, 2018:

	Level 1	Level 2	Level 3
Financial assets
Cash	$4,766	$-	$-
Amounts receivable	-	3,922	-
Financial liabilities
Warrant liability	-	-	(441)
Total financial assets and liabilities	$4,766	$3,922	$(441)

Commitments

The Company has a cost sharing agreement to reimburse Oniva for a percentage of its overhead expenses, to reimburse 100% of its out-of-pocket expenses incurred on behalf of the Company, and to pay a percentage fee based on Oniva’s total overhead and corporate expenses. The agreement may be terminated with one-month notice by either party. Transactions and balances with Oniva are disclosed in Note 7.

The Company and its subsidiaries have various operating lease agreements for their office premises, use of land, and equipment. Commitments in respect of these lease agreements are as follows:

	June 30, 2018	December 31, 2017
Not later than one year	$152	$300
Later than one year and not later than five years	4,598	251
Later than five years	13	15
	$4,763	$566

Included in the above amount as at June 30, 2018, is the Company’s commitment to incur flow-through eligible expenditures of $4,570 that must be incurred in Canada.

Office lease payments recognized as an expense during the six months ended June 30, 2018, totalled $51 (June 30, 2017 - $51).

As at June 30, 2018, plant, equipment and mining properties includes a net carrying amount of $2,507 (December 31, 2017 - $2,065) for mining equipment under equipment loan, and $4,583 (December 31, 2017 - $3,951) for mining equipment under finance lease.

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MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE SIX MONTHS ENDED JUNE 30, 2018

Changes in Accounting Standards

The Company’s consolidated financial statements are presented in US dollars. The Company changed its presentation currency to US dollars from Canadian dollars effective January 1, 2017. The functional currency of the Company and its Canadian subsidiary is the Canadian dollar, while the functional currency of the Company’s Mexican subsidiaries is the US dollar. The Company believes that the change in presentation currency will provide shareholders with a better reflection of the Company’s business activities and enhance the comparability of the Company’s financial information to peers. The change in presentation currency represents a voluntary change in accounting policy which is accounted for retrospectively. The consolidated financial statements for all periods presented have been translated into the new presentation currency in accordance with IAS 21 - The Effects of Changes in Foreign Exchange Rates.

Application of new and revised accounting standards:

Adoption of IFRS 15 Revenue from Contracts with Customers (“IFRS 15”)

On January 1, 2018, the Company adopted the requirements of IFRS 15. IFRS 15 covers principles that an entity shall apply to report useful information to users of the financial statements about the nature, amount, timing, and uncertainty of revenue and cash flows arising from a contract with a customer. The Company elected to apply IFRS 15 using a full retrospective approach.

IFRS 15 requires companies to recognize revenue when “control” of goods or services transfers to the customer, whereas the previous standard, IAS 18, required entities to recognize revenue when the “risks and rewards” of the goods or services transfer to the customer. The Company concluded that there is no change to the timing of revenue recognition of its concentrate sales under IFRS 15 compared to the previous standard. As such, no adjustment was required to the Company’s financial statements.

Additionally, IFRS 15 requires companies to apportion the transaction price attributable to contracts from customers with distinct performance obligations on a relative standalone selling price basis. Certain of the Company’s concentrate agreements stipulate that the Company must pay the shipping and insurance costs necessary to bring the goods to the named destination. As such, a portion of revenue earned under these contracts, representing the obligation to fulfill the shipping and insurance services that occur after the transfer of control, is deferred and recognized over time as the obligations are fulfilled. The impact of this change is not significant to the Company’s financial statements.

IFRS 15 requires that variable consideration should only be recognized to the extent that it is highly probable that a significant reversal in the amount of cumulative revenue recognized will not occur. The Company concluded that the adjustments relating to the final assay results for the quantity and quality of concentrate sold are not significant and do not constrain the recognition of revenue.

Adoption of IFRS 9 Financial Instruments (“IFRS 9”)

On January 1, 2018, the Company adopted the requirements of IFRS 9. IFRS 9 provides a revised model for recognition and measurement of financial instruments and a single, forward-looking “expected-loss” impairment model. The Company adopted a retrospective approach, other than for hedge accounting, which is applied prospectively.

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MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE SIX MONTHS ENDED JUNE 30, 2018

IFRS 9 did not impact the Company’s classification and measurement of financial assets and liabilities, and there was no significant impact on the carrying amounts of the Company’s financial instruments at the transition date. The Company had the option to designate its current equity securities as financial assets at fair value through other comprehensive income or loss. The Company chose not to make this election, and changes in the fair value of its current equity securities will continue to be recognized in profit or loss in accordance with the Company’s current policy.

The introduction of the new ‘expected credit loss’ impairment model had negligible impact on the Company, given the Company sells its concentrate to large international organizations with no historical level of customer default, and the corresponding receivables from these sales are short-term in nature.

The Company currently has no hedging arrangements, and will apply the new accounting requirements under IFRS 9 as required.

Additional Disclosures

Additional disclosures have been presented in Note 14 of the condensed consolidated interim financial statements as a result of adopting IFRS 9.

Voluntary Changes in Accounting Policy

Upon review of the Company’s experience at the Avino and San Gonzalo mines, on a retrospective basis, we have changed our accounting policy under IFRS 6 and IAS 16 in accounting for our Exploration and Evaluation Assets and Development Costs. The change in accounting policy resulted in a reassessment of the commencement of production date from April 1, 2016 to July 1, 2015, at the Avino Mine. The voluntary change in accounting policy is intended to provide shareholders with a better reflection of our business activities to enhance the comparability of our financial statements to our peers and to make the consolidated financial statements more relevant to the economic decision-making needs of users.

Accordingly, the Company has adopted the following exploration and evaluation assets and development costs accounting policy as at June 30, 2018:

Exploration and Evaluation Assets and Development Costs

(i) Exploration and evaluation expenditures

The Company capitalizes all costs relating to the acquisition, exploration and evaluation of mineral claims. Expenditures incurred before the Company has obtained the legal rights to explore a specific area are expensed. The Company’s capitalized exploration and evaluation costs are classified as intangible assets. Such costs include, but are not limited to, certain camp costs, geophysical studies, exploratory drilling, geological and sampling expenditures, and depreciation of plant and equipment during the exploration stage. Costs not directly attributable to exploration and evaluation activities, including general administrative overhead costs, are expensed in the period in which they occur. Proceeds from the sale of mineral products or farm outs during the exploration and evaluation stage are deducted from the related capitalized costs.

The carrying values of capitalized amounts are reviewed annually, or when indicators of impairment are present. In the case of undeveloped properties, there may be only inferred resources to allow management to form a basis for the impairment review. The review is based on the Company’s intentions for the development of such properties. If a mineral property does not prove to be viable, all unrecoverable costs associated with the property are charged to the consolidated statement of comprehensive income (loss) at the time the determination is made.

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MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE SIX MONTHS ENDED JUNE 30, 2018

When the technical feasibility and commercial viability of extracting mineral resources have been demonstrated, exploration and evaluation costs are assessed for impairment, reclassified to mining properties and become subject to depletion. Management considers the technical feasibility and commercial viability of extracting a mineral resource to be demonstrable upon the completion of a positive feasibility study and the establishment of mineral reserves. For certain mineral projects, management may determine the completion of a feasibility study to be cost prohibitive, unnecessary or to present undue risk to the structural integrity of the ore body. Under such circumstances, management considers technical feasibility to be demonstrable when the Company has obtained the necessary environmental and mining permits, land surface and mineral access rights, and the mineral project can be physically constructed and operated in a technically sound manner to produce a saleable mineral product. In assessing whether commercial viability is demonstrable, management considers if its internal economic assessment indicates that the mineral project can be mined to generate a reasonable return on investment for the risk undertaken, and markets or long-term contracts for the product exist.

(ii) Development Expenditures

Mine Development Costs are capitalized until the mineral property is capable of operating in the manner intended by management. The Company evaluates the following factors in determining whether a mining property is capable of operating in the manner intended by management:

•	The completion and assessment of a reasonable commissioning period of the mill and mining facilities;
•	Consistent operating results are achieved during the test period;
•	Existence of clear indicators that operating levels intended by management will be sustainable for the foreseeable future;
•	Plant / mill has reached a pre-determined percentage of design capacity;
•	Adequate funding is available and can be allocated to the operating activities; and,
•	Long term sales arrangements have been secured.

The carrying values of capitalized development costs are reviewed annually, or when indicators are present, for impairment.

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MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE SIX MONTHS ENDED JUNE 30, 2018

Effect of Change in Accounting Policy

As a result of applying the change in accounting policy, we have determined that the production phase would have commenced effective July 1, 2015. Accordingly, we have determined that the accumulated impact on our Consolidated Statement of Financial Position would be an increase in Plant, equipment and mining properties, and the impact of our Consolidated Statement of Operations and Comprehensive Income (Loss) would be an increase in Revenue from Mining Operations and Costs of Sales as such amounts are not offset during production, resulting in a decreased in Accumulated deficit. The retrospective application of this change in accounting policy on the Company’s Consolidated Statement of Financial Position as at December 31, 2017, is as follows:

	Reported at December 31, 2017	Adjustment	Balance at December 31, 2017
ASSETS
Total current assets	$26,591	$-	$26,591
Plant, equipment and mining properties	31,952	206	32,158
Other long-term assets	44,086	-	44,086
Total assets	$102,629	$206	$102,835

LIABILITIES
Total liabilities	$33,833	$-	$33,833

EQUITY
Accumulated deficit	(19,083)	206	(18,877)
Other equity	87,879	-	87,879
Total equity	68,796	206	69,002
Total liabilities and equity	$102,629	$206	$102,835

Changes in accounting standards not yet effective:

The Company has not early adopted any amendment, standard or interpretation that has been issued by the IASB but is not yet effective. The following accounting standards were issued and are effective as of June 30, 2018:

IFRS 16 – Leases

In January 2016, the IASB issued IFRS 16 – Leases (“IFRS 16”) which replaces IAS 17 – Leases and its associated interpretative guidance, and will be effective for accounting periods beginning on or after January 1, 2019. Early adoption is permitted, provided the Company has adopted IFRS 15. This standard sets out a new model for lease accounting. A lessee can choose to apply IFRS 16 using either a full retrospective approach or a modified retrospective approach. The Company plans to apply IFRS 16 at the date it becomes effective and has not yet selected a transition approach.

The Company is in the process of identifying and collecting data relating to existing agreements that may contain right-of-use assets. At this time it is not possible for the Company to make reasonable quantitative estimates of the effects of the new standard, and is currently evaluating its expected impact on the consolidated financial statements.

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MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE SIX MONTHS ENDED JUNE 30, 2018

Outstanding Share Data

The Company’s authorized share capital consists of an unlimited number of common shares without par value.

As at August 8, 2018, the following common shares, warrants, and stock options were outstanding:

	Number of shares	Exercise price	Remaining life (years)
Share capital	55,805,653	-	-
Warrants	3,602,215	$1.00 - $2.00	0.60 – 1.31
RSUs	592,172	-	1.07 – 2.12
Stock options	3,021,000	C$1.62 - C$2.95	0.09 – 4.16
Fully diluted	63,021,040

The following are details of outstanding stock options as at June 30, 2018 and August 8, 2018:

Expiry Date	Exercise Price Per Share	Number of Shares Remaining Subject to Options (June 30, 2018)	Number of Shares Remaining Subject to Options (August 8, 2018)
September 9, 2018	C$1.62	218,500	218,500
September 19, 2019	C$1.90	595,000	595,000
December 22, 2019	C$1.90	105,000	105,000
September 2, 2021	C$2.95	657,500	657,500
September 20, 2022	C$1.98	1,430,000	1,430,000
October 6, 2022	C$1.98	40,000	15,000
Total:		3,046,000	3,021,000

The following are details of outstanding warrants as at June 30, 2018 and August 8, 2018:

Expiry Date	Exercise Price Per Share	Number of Underlying Shares (June 30, 2018)	Number of Underlying Shares (August 8, 2018)
March 14, 2019	$1.00	40,000	40,000
November 28, 2019	$2.00	3,562,215	3,562,215
Total:		3,602,215	3,602,215

The following are details of outstanding RSUs as at June 30, 2018 and August 8, 2018:

Expiry Date	Number of Shares Remaining Subject to RSUs (June 30, 2018)	Number of Shares Remaining Subject to RSUs (August 8, 2018)
September 2, 2019	511,672	511,672
September 20, 2020	80,500	80,500
Total:	592,172	592,172

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MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE SIX MONTHS ENDED JUNE 30, 2018

Disclosure Controls and Procedures

Management has designed and evaluated the effectiveness of the design and operation of the Company’s disclosure controls and procedures on financial reporting (as defined in NI 52-109 - Certification of Disclosure in Issuers’ Annual and Interim Filings) and has concluded that, based on its evaluation, they are effective as of June 30, 2018, to provide reasonable assurance that material information relating to the Company and its consolidated subsidiaries is made known to management and disclosed in accordance with applicable securities regulations.

Internal Controls over Financial Reporting (“ICFR”)

The management of the Company is responsible for establishing and maintaining adequate internal controls over financial reporting. Internal controls over financial reporting is a process to provide reasonable assurance regarding the reliability of the Company’s financial reporting for external purposes in accordance with IFRS. Internal controls over financial reporting includes maintaining records that in reasonable detail accurately and fairly reflect the Company’s transactions and dispositions of the assets of the Company; providing reasonable assurance that transactions are recorded as necessary for preparation of the Company’s consolidated financial statements in accordance with IFRS; providing reasonable assurance that receipts and expenditures are made in accordance with authorizations of management and the directors of the Company; and providing reasonable assurance that unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the Company’s consolidated financial statements would be prevented or detected on a timely basis. Our management and the Board of Directors do not expect that our disclosure controls and procedures or internal controls over financial reporting will prevent all errors or all instances of fraud. A control system, no matter how well designed and operated, can provide only reasonable (not absolute) assurance that the control system’s objectives will be met. Further, the design, maintenance and testing of a control system must reflect the fact that there are resource constraints and the benefits of controls must be considered relative to their costs.

Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control gaps and instances of fraud have been detected. These inherent limitations include the reality that judgment in decision-making can be faulty, and that breakdowns can occur because of simple errors or mistakes. Controls can also be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the controls. The design, maintenance and testing of any system of controls is based in part upon certain assumptions about the likelihood of future events, and any control system may not succeed in achieving its stated goals under all potential future conditions.

Management conducted an evaluation of the effectiveness of the Company’s internal controls over financial reporting based on the framework and criteria established in Internal Control – Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013) (‘COSO’). This evaluation included review of the documentation of controls, evaluation of the design effectiveness of controls, testing of the operating effectiveness of controls and a conclusion on this evaluation.

Based on this evaluation, management concluded that as of June 30, 2018, the Company’s internal controls over financial reporting, as defined in NI 52-109 - Certification of Disclosure in Issuer’s Annual and Interim Filings, are effective to achieve the purpose for which they have been designed.

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MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE SIX MONTHS ENDED JUNE 30, 2018

Cautionary Statement

This MD&A is based on a review of the Company’s operations, financial position and plans for the future based on facts and circumstances as of August 8, 2018. Except for historical information or statements of fact relating to the Company, this document contains “forward-looking statements” within the meaning of applicable Canadian securities regulations. Forward-looking statements in this document include, but are not limited to, those regarding the economic outlook for the mining industry, expectations regarding metals prices, expectations regarding production output, production costs, cash costs and other operating results, expectations regarding growth prospects and the outlook for the Company’s operations, and statements regarding the Company’s liquidity, capital resources, and capital expenditures. There can be no assurance that such statements will prove to be accurate, and future events and actual results could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from our expectations are disclosed in the Company’s documents filed from time to time via SEDAR with the Canadian regulatory agencies to whose policies we are bound. Forward-looking statements are based on the estimates and opinions of management on the date the statements are made, and we do not undertake any obligation to update forward-looking statements should conditions or our estimates or opinions change, except as required by applicable securities regulations. These statements involve known and unknown risks, uncertainties, and other factors that may cause the Company’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements.

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